UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

629410606

(CUSIP Number)

Ram Krishnan

2231 Rutherford Road

Suite 200

Carlsbad, CA 92008

(760) 438-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 629410606

1.	Names of Reporting Persons

Ram Krishnan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	130,767

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	130,767

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	130,767

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	_______

13.	Percent of Class Represented by Amount in Row (11)	5.03%[1]

14.	Type of Reporting Person (See Instructions)	IN

1 Percentage was determined by dividing (a) the 130,767 shares beneficially owned by the Reporting Person, which includes an aggregate of 79,149 shares of the issuer’s common stock that may be acquired by the Reporting Person within 60 days of December 31, 2017, by the sum of (b) 2,520,554 shares of the issuer’s common stock outstanding as of November 6, 2017, as reported by the issuer in its Form 10-Q for the period ended September 30, 2017 and (c) 79,149 shares of the issuer’s common stock that may be acquired by the Reporting Person within 60 days of December 31, 2017.

CUSIP No. 629410606

Item 1. Security and Issuer

The title of the class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.005 per share (“Common Stock”) of NTN Buzztime, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2231 Rutherford Road, Suite 200, Carlsbad, CA 92008.

Item 2. Identity and Background

a)	This Schedule 13D is being filed by Ram Krishnan. Mr. Krishnan is referred to herein as the “Reporting Person.”

b)	The principal business address for the Reporting Person is 2231 Rutherford Road, Suite 200, Carlsbad, CA 92008.

c)	The Reporting Person is the chief executive officer of and a director of the Issuer. The Issuer delivers interactive entertainment and innovative dining technology to bars and restaurants in North America. The Issuer’s principal executive offices are located at the address set forth in item 1(b), which information is incorporated herein by reference.

d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is the beneficial owner of 130,767 shares of Common Stock consisting of: (i) 51,618 shares of Common Stock and (ii) 79,149 shares of Common Stock subject to options owned by the Reporting Person that are exercisable within 60 days of December 31, 2017. An additional 20,851 shares of Common Stock are subject to options owned by the Reporting Person that are not exercisable within 60 days of December 31, 2017.

The Reporting Person acquired the shares of Common Stock with personal funds (approximately $250,000 worth of purchases between May 2015 and November 2016)) and in connection with compensation arrangements (15,718 shares issued in lieu of cash bonus earned in 2016).

Item 4. Purpose of Transaction

The Reporting Person has acquired his shares for investment purposes and in connection with compensation arrangements.

The Reporting Person has no present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

CUSIP No. 629410606

Item 5. Interest in Securities of the Issuer

a)	As of December 31, 2017, the Reporting Person beneficially owned 130,767 shares of Common Stock, or 5.03% of the outstanding shares of Common Stock as of December 31, 2017, based on 2,520,554 shares of Common Stock outstanding as of November 6, 2017 as reported in the Issuer’s Form 10-Q for the period ended September 30, 2017.

b)	The Reporting Person has sole voting and dispositive power of the Common Stock beneficially owned.

c)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

There are at present no contracts, arrangements, understandings or relationships (legal or otherwise), between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (including securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be filed as Exhibits.

None.

CUSIP No. 629410606

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018	By:	/s/ Ram Krishnan
	Name:	Ram Krishnan
	Title:	Chief Executive Officer